EXHIBIT 12

ALLEGHENY GENERATING COMPANY

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
($ in thousands)	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations	$27,392	$20,827	$18,599	$20,300	$21,880
Exclude amounts reflected in line above:
Income tax expense	7,324	11,989	7,525	10,203	7,514
Add fixed charges (see below)	8,455	12,447	12,264	12,479	13,493

Total Earnings (as defined)	$43,171	$45,263	$38,388	$42,982	$42,887

Fixed Charges:
Interest expensed	$8,455	$12,447	$12,264	$12,479	$13,493

Total Fixed Charges (as defined)	$8,455	$12,447	$12,264	$12,479	$13,493

Ratio of Earnings to Fixed Charges	5.11x	3.64x	3.13x	3.44x	3.18x